Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended September 30,	2012	2011
Fixed charges:
Interest expense including
amortization of debt discount	$137	$142
Portion of rentals representing an interest factor	29	34
Total fixed charges	$166	$176

Earnings available for fixed charges:
Net income	$1,042	$904
Equity earnings net of distributions	(18)	(17)
Income taxes	635	549
Fixed charges	166	176
Earnings available for fixed charges	$1,825	$1,612

Ratio of earnings to fixed charges	11.0	9.2

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